Exhibit 99.1

Trillion Energy Announces Name Change and New Trading Symbol

July 29, 2026 - VANCOUVER, B.C. – Trillion Energy International Inc. (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) (the “Company” or “Trillion”) is pleased to announce a name change to “Dune Oil Corp.” (the “Name Change”) which will be effective on August 4, 2026. The name change reflects the Company’s strategic pivot to oil development and exploration representing a new direction for the Company.

The Company’s new trading symbol will be “DUNE” on the Canadian Securities Exchange (the “CSE”). The new CUSIP number for the Company’s common shares will be 265342105 and the new ISIN will be CA2653421057.

The Company has been advised by the CSE that the common shares will commence trading under the new name and new trading symbol effective at the opening of trading on August 4, 2026.

The Name change will not affect the rights of the Company’s shareholders. There will be no consolidation of capital associated with the Name Change. Shareholders will not be required to take any action in connection with the Name Change. Issued certificates representing common shares in the capital of the Company will not be affected by the Name Change and will not need to be exchanged.

Private Placement Update

The Company also announces that, further to its previously announced non-brokered private placement (the “Offering”), as described in the Company’s April 17, 2026 and June 9, 2026 news releases, it has closed another tranche with the issuance of 1,030,000 units (the “Units”) at $0.15 per unit for gross proceeds of CAD$154,500 and settled CAD$168,085.35 in outstanding debt with arm’s length parties with the issuance of 1,120,569 Units. Each Unit is comprised of one common share of the Company (each, a “Share”) and one-half of one share purchase warrant (each whole warrant, a “Warrant”), with each Warrant exercisable at a price of CAD$0.25 per share for a period of one year from the date of issuance.

The Shares and Warrants issued in connection with this tranche of the Offering are subject to hold period until November 21, 2026 in accordance with applicable securities laws and the policies of the CSE. The Offering remains subject to any applicable approval of the CSE.

Proceeds from the Offering will be used to fund contractual work program obligations on the M47 Concession, toward which the Company has paid a total of US$800,000 towards work commitments, audit and general corporate purposes, investor relations activities, the expenses of the Offering, and general working capital.

The securities referred to herein will not be or have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn up to a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of southeastern Türkiye. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Scott Lower, President

Trillion Energy International Inc.

Suite 700, 838 West Hastings Street

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including statements regarding the planned 40-kilometre 2D seismic acquisition program and its timing, scope, cost and expected results; the seismic tender; the interpretation of results and identification of new drilling locations; the planned drilling program; and the contingent and prospective resources. This information reflects the Company’s current expectations and is subject to risks and uncertainties, including exploration, drilling and operational risk; the risk that technical results differ from current interpretations; the uncertainty inherent in resource estimates; delays in the seismic program; and Türkiye regulatory, JOC partner, financing and currency risks. Readers should not place undue reliance on forward-looking information, which is made as of the date hereof; the Company disclaims any obligation to update it except as required by applicable securities law.

Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.